

Mail Stop 3720

May 10, 2016

Matthew Moore
President
InnerScope Advertising Agency, Inc.
2281 Lava Ridge Court, Suite 130
Roseville, California 95661

> **Re:** **InnerScope Advertising Agency, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 4, 2016**
> **File No. 333-209341**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, page 24

1.   Please disclose, as you do on the prospectus cover page, that the selling shareholders will sell their shares at a price of $0.10 per share until our shares are quoted on one of the tiers of the OTC Markets.com and thereafter at prevailing market prices or privately negotiated prices.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33
For the year ended December 31, 2015 compared to the year ended December 31, 2014, page 33

2.   We note your response to our prior comment 18 in our letter dated February 26, 2016. Please also revise your disclosure to discuss the increase in revenue from non-related parties and the extent to which you expect this trend to continue.

Transactions With Related Persons, Promotors and Certain Control Persons, page 39

3.   We note your response to our prior comment 19. Please also revise your disclosure to identify MD Capital Advisors, Inc. as a promoter.

Exhibits

4.   You state in response to our prior comment 10 that you have filed an application for confidential treatment for Exhibit 10.8. We will provide any comments on your application for confidential treatment for portions of your exhibit by separate letter. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application

General

5.   Please provide a currently dated consent from your Independent Accounting Firm to include their audit report in the filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 - Telecommunications

cc: Via E-mail
        Ryan S. Anderson, Esq.